                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                        NEW CENTURY FINANCIAL CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                  64352 D 10 1
                                 (CUSIP Number)

                               Lee R. Mitau, Esq.
             Executive Vice President - Corporate Development, General Counsel
                                 and Secretary
                                  U.S. Bancorp
                                 U.S. Bank Place
           601 Second Avenue South, Minneapolis, Minnesota, 55402-4302
                                 (612) 973-0363
           (Name, Address and Telephone Number of Person Authorized to
                               Receive Notices and
                                 Communications)

                                 April 28, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. / /

                        (Continued on following page(s))

CUSIP No. 64352 D 10 1         SCHEDULE 13D, AMENDMENT NO. 4             Page 2


------------------------------------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS:                                                     U.S. Bancorp
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS:                                       41-0255900
------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) / /
                                                                                       (b) / /
------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY
------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS:                                                                WC
------------------------------------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT  ITEMS 2(d) or 2(e):                                                   / /
------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION:                                           Delaware
------------------------------------------------------------------------------------------------------------
       NUMBER OF              7        SOLE VOTING POWER:                              4,689,400
        SHARES               -------------------------------------------------------------------------------
     BENEFICIALLY
       OWNED BY               8        SHARED VOTING POWER:                            0
         EACH                -------------------------------------------------------------------------------
       REPORTING
        PERSON                9        SOLE DISPOSITIVE POWER:                         4,689,400
         WITH                -------------------------------------------------------------------------------

                              10       SHARED DISPOSITIVE POWER:                       0
------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON:                                                          4,689,400
------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                                         / /
------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                             24.9%
------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON:                                                       HC
------------------------------------------------------------------------------------------------------------

CUSIP No. 64352 D 10 1       SCHEDULE 13D, AMENDMENT NO. 4                Page 3


-------------------------------------------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS:                                    U.S. Bank National Association
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS:                                 41-0417860
-------------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) / /
                                                                                       (b) / /
-------------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS:                                                                OO
-------------------------------------------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT  ITEMS 2(d) or 2(e):                                                   / /
-------------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION:                                           United States
-------------------------------------------------------------------------------------------------------------------
       NUMBER OF              7        SOLE VOTING POWER:                              556,250*
        SHARES                -------------------------------------------------------------------------------------
     BENEFICIALLY
       OWNED BY               8        SHARED VOTING POWER:                            0
         EACH                 -------------------------------------------------------------------------------------
       REPORTING
        PERSON                9        SOLE DISPOSITIVE POWER:                         556,250*
         WITH                 -------------------------------------------------------------------------------------

                              10       SHARED DISPOSITIVE POWER:                       0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON:                                                          556,250*
-------------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                                         / /
-------------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                             2.9%**
-------------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON:                                                       BK
-------------------------------------------------------------------------------------------------------------------

*Represents shares of the Issuer's Common Stock that may be issued to the Reporting Person upon exercise of warrants as described in Item 4 hereof. **Assumes conversion of all shares of convertible preferred stock of the Issuer held by U.S. Bancorp, the parent of the U.S. Bank National Association.

CUSIP No. 64352 D 10 1       SCHEDULE 13D, AMENDMENT NO. 4                Page 4

This Amendment No. 4 (the "Amendment") amends the statement on Schedule 13D filed by U.S. Bancorp with the Securities and Exchange Commission on December 4, 1998, as amended on January 7, 1999, May 12, 1999 and August 3, 1999 and (the "Statement"). This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement. In particular, this Amendment adds as a Reporting Person to the Statement, U.S. Bank
National Association, a wholly owned subsidiary of U.S. Bancorp ("U.S. Bank").

ITEM 1.           SECURITY AND ISSUER.

                  The title and class of shares to which this statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of New Century Financial Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive office is 18400 Von Karman, Suite 1000, Irvine, California, 92612.

ITEM 2.           IDENTITY AND BACKGROUND..

                  The information previously reported in this Item of the Statement with respect to U.S. Bancorp is incorporated by reference herein.

                  The following information relates to U.S. Bank:

         (a)      Name:   U.S. Bank National Association

         (b)      Address of Principal Business Office:

                  U.S. Bank Place
                  601 Second Avenue South
                  Minneapolis, Minnesota  55402-4302

         (c)      Principal Business:

                  U.S. Bank is a national banking association organized under the federal laws of the United States.

                  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of U.S. Bank are set forth in Annex A hereto and are incorporated herein by reference.

         (d)      Criminal Proceedings:

                  During the last five years, neither U.S. Bank nor any executive officer or director of U.S. Bank has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

CUSIP No. 64352 D 10 1       SCHEDULE 13D, AMENDMENT NO. 4                Page 5

         (e)      Civil Proceedings:

                  During the last five years, neither U.S. Bank nor any executive officer or director of U.S. Bank has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f)      Place of Organization:

                  U.S. Bank is a national banking association organized under the federal laws of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The information previously reported in this Item of the Statement with respect to the source of funds for U.S. Bancorp's investment in securities of the Issuer is incorporated by reference herein. No additional investment has been made in connection with the additional shares of the Issuer's Common Stock to which this Amendment relates. (See
                  Item 4 for a description of the transactions effected on April 28, 2000 to which this Amendment relates.)

ITEM 4.           PURPOSE OF TRANSACTION.

                  The information previously reported in this Item of the Statement with respect to the purpose of U.S. Bancorp's investment in securities of the Issuer is incorporated by reference herein.

                  In addition, in connection with a subordinated loan agreement dated April 28, 2000 between U.S. Bank and New Century Mortgage Corporation, a wholly owned subsidiary of the Issuer ("NCMC"), pursuant to which U.S.Bank agreed to provide an addition $10 million in subordinated debt to NCMC over the course of 2000 and extended the term of certain existing subordinated debt to June 2002, the
                  Issuer: (a) amended the terms of its Series 1999A Convertible Preferred Stock to change the conversion ratio of such series from 46.80 to 69.98; and (b) issued warrants to purchase an aggregate of 687,500 shares of its Common Stock (the "Warrants") to U.S. Bank. Of such Warrants, Warrants to purchase 556,250 shares of the Issuer's Common Stock are immediately exercisable, and Warrants to purchase 131,250 shares of the Issuer's Common Stock may vest, under the circumstances described in the Warrant Issuance Agreement filed as Exhibit 99.3 to this Amendment, on or before January 1, 2001. Of such Warrants, Warrants to purchase 37,500 shares of the Issuer's Common Stock have an exercise price of

CUSIP No. 64352 D 10 1       SCHEDULE 13D, AMENDMENT NO. 4                Page 6

                  $6.875 per share, and the remainder of such Warrants have an exercise price of $9.5625 per share.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)      As of April 28, 2000, based on U.S. Bancorp's ownership of
                  (a) 20,000 shares of the Issuer's Series 1999A Convertible Preferred Stock, (b) 20,000 shares of the Issuer's Series 1998A Convertible Preferred Stock, and (c) 565,000 shares of the Issuer's Common Stock, U.S. Bancorp is deemed to be the beneficial owner of 4,689,400 shares (the "Shares") of the Issuer's Common Stock. These Shares represent approximately 24.86% of the Issuer's outstanding Common Stock (as such outstanding shares were reported by the Issuer as of March 24, 2000). As of April 28, 2000, based on U.S. Bank's ownership of the Warrants, U.S. Bank is deemed to be the beneficial owner of 556,250 shares (the "Warrant Shares") of the Issuer's Common Stock. These Warrant Shares represent approximately 2.86% of the Issuers' outstanding Common Stock (as such outstanding shares were reported by the Issuer as of March 24, 2000 and assuming conversion of all shares of Convertible Preferred Stock held by U.S. Bancorp).

                  U.S. Bancorp may also be deemed to beneficially own shares of Common Stock held in client accounts with respect to which U.S. Bancorp Piper Jaffray Inc., an indirect wholly owned subsidiary of U.S. Bancorp ("Piper"), or employees of Piper have voting or investment discretion, or both ("Managed Accounts"). U.S. Bancorp and Piper disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts. U.S. Bancorp and Piper may also be deemed to beneficially own from time to time shares of Common Stock acquired in ordinary course trading and market-making activities by Piper.

         (b) The Reporting Persons have sole voting and dispositive power as to the shares of Convertible Preferred Stock, the Conversion Shares and the Warrant Shares as described in paragraph (a) above, other than those shares held by Piper in ordinary course trading and market-making activities.

         (c) Except for the transactions to which this Schedule 13D relates and any shares bought or sold by Piper in ordinary course trading and market-making activities, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of Reporting Person's executive officers or directors, has effected any transaction in the shares of the Issuer's Common Stock during the past sixty
                  (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

CUSIP No. 64352 D 10 1       SCHEDULE 13D, AMENDMENT NO. 4                Page 7

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The information previously reported in this Item of the Statement with respect to contracts, arrangements, understandings or relationships with respect to securities of the Issuer is incorporated by reference herein.

                  In addition, as described in the Warrant Issuance Agreement filed as Exhibit 99.3 hereto, the Issuer has agreed to issue warrants to purchase up to an additional 37,500 shares of its Common Stock to U.S. Bank under circumstances and on the terms described in such Warrant Issuance Agreement.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         99.1 Agreement of U.S. Bancorp and U.S. Bank National Association to joint filing
         99.2 Amended Certificate of Designations for Series 1999A Convertible Preferred Stock
         99.3 Warrant Issuance Agreement, including forms of Warrants to be issued thereunder
         99.4     Amended and Restated Registration Rights Agreement

CUSIP No. 64352 D 10 1       SCHEDULE 13D, AMENDMENT NO. 4                Page 8

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 5, 2000
                                  U.S. BANCORP


                                  By   /s/ Lee R. Mitau
                                    ---------------------------------
                                     Lee R. Mitau
                                     its Executive Vice President -
                                     Corporate Development, General
                                     Counsel and Secretary


                                  U.S. BANK NATIONAL ASSOCIATION


                                  By   /s/ Lee R. Mitau
                                    ---------------------------------
                                     Lee R. Mitau
                                     its Executive Vice President -
                                     Corporate Development, General
                                     Counsel and Secretary

                                                                         ANNEX A

                             IDENTITY AND BACKGROUND

     The following table sets forth the names, addresses and principal occupations of the executive officers and directors of U.S. Bank National Association. Except as set forth below, the principal business address of each such director and executive officer is the address of U.S. Bank National Association, U.S. Bank Place, 601 Second Avenue South, Minneapolis, Minnesota, 55402-4302. Each of such directors and executive officers is a citizen of the United States.

NAME AND PRINCIPAL BUSINESS ADDRESS              OCCUPATION



John F. Grundhofer                     Director; Chairman and Chief Executive Officer
601 Second Avenue South
Minneapolis, MN  55402

Andrew J. Cecere                       Vice Chairman, Commercial Services
601 Second Avenue South
Minneapolis, MN 55402

Andrew S. Duff                         Vice Chairman, Wealth Management and
222 South Ninth Street                 Capital Markets
Minneapolis, MN  55402

Daniel J. Frate                        Vice Chairman, President of Payment Services
601 Second Avenue South
Minneapolis, MN 55402

Philip G. Heasley                      Director; President and Chief Operating Officer
601 Second Avenue South
Minneapolis, MN 55402

J. Robert Hoffmann                     Director; Executive Vice President and Chief Credit
601 Second Avenue South                Officer
Minneapolis, MN 55402

Susan E. Lester                        Director; Executive Vice President and Chief Financial
601 Second Avenue South                Officer
Minneapolis, MN 55402

Peter G. Michielutti                   Executive Vice President, Information Services
601 Second Avenue South
Minneapolis, MN 55402

Lee. R. Mitau                          Director; Executive Vice President-Corporate
601 Second Avenue South                Development, General Counsel and Secretary
Minneapolis, MN 55402

Daniel M. Quinn                        Vice Chairman, Commercial Banking
918 17th Street, 2nd Floor
Denver, CO 80202


Peter E. Raskind                       Director; Vice Chairman, Branch Channel
601 Second Avenue South
Minneapolis, MN 55402

Daniel C. Rohr                         Vice Chairman, Corporate Banking
601 Second Avenue South
Minneapolis, MN 55402

Robert H. Sayre                        Executive Vice President, Human Resources
601 Second Avenue South
Minneapolis, MN 55402

Daniel W. Yohannes                     Vice Chairman, Consumer Banking
950 17th Street, Suite 530
Denver, CO 80202